Exhibit 12

Principal Financial Group, Inc.

Computation of Earnings to Fixed Charges Ratio

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the periods indicated, our ratios of: (1) earnings to fixed charges before interest credited on investment products and (2) earnings to fixed charges.

		For the three months
		ended March 31,		For the year ended December 31,
		2015	2014	2014	2013	2012	2011	2010
		(in millions)
1.	Income from continuing operations before income taxes	$458.1	$376.4	$1,494.9	$1,124.0	$960.0	$872.8	$771.4
2.	Interest expense	33.1	35.2	135.5	143.4	127.1	140.5	122.9
3.	Interest factor of rental expense	1.5	1.4	5.9	5.7	6.1	6.1	6.4
4.	Undistributed income from equity investees	(29.9)	(23.6)	(113.9)	(107.3)	(99.9)	(98.5)	(130.6)
5.	Earnings before interest credited on investment products	462.8	389.4	1,522.4	1,165.8	993.3	920.9	770.1
6.	Interest credited on investment products	42.0	50.5	189.6	256.6	366.3	442.4	579.2
7.	Earnings	$504.8	$439.9	$1,712.0	$1,422.4	$1,359.6	$1,363.3	$1,349.3

8.	Interest expense	$33.1	$35.2	$135.5	$143.4	$127.1	$140.5	$122.9
9.	Interest factor of rental expense	1.5	1.4	5.9	5.7	6.1	6.1	6.4
10.	Preferred stock dividends by registrant	8.2	8.2	33.0	33.0	33.0	33.0	33.0
11.	Fixed charges before interest credited on investment products	42.8	44.8	174.4	182.1	166.2	179.6	162.3
12.	Interest credited on investment products	42.0	50.5	189.6	256.6	366.3	442.4	579.2
13.	Fixed charges	$84.8	$95.3	$364.0	$438.7	$532.5	$622.0	$741.5

14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	10.8	8.7	8.7	6.4	6.0	5.1	4.7

15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	6.0	4.6	4.7	3.2	2.6	2.2	1.8

124